SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934



(Mark one):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
       OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996.)

       For the fiscal year ended December 31, 1998

                                       OR

[  ]   TRANSMITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 (NO FEE REUQUIRED)

       For the transition period from                  to

                             Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

              Avis Voluntary Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

              Avis Rent A Car Inc., 900 Old Country Road, Garden City, NY 11530

Avis Voluntary Investment Savings Plan


Table of Contents of the Financial Statements and Supplemental Schedules



                                                                        Page
                                                                        ----
Independent Auditors' Report                                             1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits
  as of December 31, 1998 and 1997.                                      2

  Statement of Changes in Net Assets Available for Plan Benefits
  for the year ended December 31, 1998.                                  3

  Notes to the Financial Statements for the year ended
  December 31, 1998 and as of December 31, 1997.                      4-11


Supplemental Schedules as of and for the year ended December 31, 1998:*

  Schedule   I - Item 27a - Schedule of Assets held  for Investment
                      Purposes                                          12

  Schedule  II - Item 27d - Schedule of Reportable Transactions         13



* Other schedules required by Section 2520.103 - 2520.104 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of The Avis Voluntary Investment Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Avis Voluntary Investment Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





June 22, 1999

                                  AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
                                         STATEMENTS OF NET ASSETS
                                        AVAILABLE FOR PLAN BENEFITS


                                                             December 31,             December 31,
                                                                 1998                    1997
                                                            -----------------      -----------------
Fixed Income Fund:
    Investments at contract value:
      Guaranteed Income Contracts                             $  55,277,168          $    54,280,764
    Investments at fair value:
      BT Pyramid Government Securities Cash Fund                  3,492,739
      SEI Stable Asset Fund #354                                 10,390,349               15,901,978
      NationsBank Treasury Reserves Capital Class                                          6,548,285
                                                            ---------------         ----------------

    Total Fixed Income Fund                                      69,160,256               76,731,027

Investments at fair value:

    Fidelity Equity Income Fund                                  22,057,477               17,945,052
    Fidelity Magellan Fund                                       31,401,689               20,977,997
    Bond Fund of America                                          2,655,384                1,875,585
    Putnam Growth & Income Fund                                   9,675,208                7,800,128
    Putnam New Opportunities Fund                                 7,059,554                3,714,706
    American Europacific Growth Fund                              3,523,241                3,333,459
    Heartland Value Fund                                          3,919,300                5,784,949
    Avis Stock Fund                                                 860,280
    Portfolio A                                                      73,792                   55,666
    Portfolio B                                                     290,655                  291,827
    Portfolio C                                                   1,222,919                1,095,005
    Portfolio D                                                   1,016,332                  776,314
    Portfolio E                                                   1,734,510                1,365,992


Investments at estimated fair value:
    Loans to participants                                         7,137,424                6,468,624
                                                            ---------------      -------------------

Total investments                                               161,788,021              148,216,331


Cash and Cash Equivalents                                           889,156                  521,836
                                                            ---------------      -------------------

Total net assets available for plan benefits                  $ 162,677,177           $  148,738,167
                                                            ===============      ===================

See accompanying notes to the financial statements.

Avis Voluntary Investment Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1998


                                                      Fixed           Fidelity        Fidelity        Bond Fund
                                                     Income        Equity Income      Magellan            of
                                                      Fund              Fund            Fund           America
                                                -----------------  ------------- --------------     --------------
Net appreciation (depreciation) in fair
   value of investments                                             $  1,029,890   $  5,947,039       $   (74,437)
Interest                                            $   4,280,356
Dividends                                                              1,216,027      1,412,822           191,752
                                                -----------------  ------------- --------------     --------------
                                                        4,280,356      2,245,917      7,359,861           117,315
                                                -----------------  ------------- --------------     --------------
Contributions:

   Employer                                             1,894,715        518,590        559,613             70,669
   Employee                                             1,657,419      1,143,153      1,179,880            163,453
   Rollover                                               306,523         51,190         44,007              2,732
                                                -----------------  ------------- --------------     --------------
                                                        3,858,657      1,712,933      1,783,500           236,854
                                                -----------------  ------------- --------------     --------------

Total Additions                                         8,139,013      3,958,850      9,143,361           354,169

Deductions from assets attributed to:
  Benefits Paid to Participants                        (7,204,334)    (1,552,803)    (2,337,701)         (282,491)
                                                -----------------  ------------- --------------     --------------
Net increase (decrease) prior to
    interfund transfers                                   934,679      2,406,047      6,805,660            71,678

Interfund transfers                                   (8,505,450)      1,706,378      3,618,032           708,121
                                                -----------------  ------------- --------------     --------------

Net (decrease) increase in net assets
   available for Plan benefits                         (7,570,771)     4,112,425     10,423,692           779,799

Net assets available for Plan benefits:
  Beginning of year                                    76,731,027     17,945,052     20,977,997         1,875,585
                                                =================  ============= ==============     ==============
  End of year                                       $  69,160,256   $ 22,057,477    $31,401,689     $   2,655,384
                                                =================  ============= ==============     ==============



                                                     Growth             New           American       Heartland
                                                    & Income       Opportunities    Europacific         Value
                                                      Fund              Fund        Growth Fund         Fund
                                                -----------------  -------------   ------------     ----------------
Net appreciation (depreciation) in fair
   value of investments                              $    283,892    $   860,865    $   260,988     $     (806,283)
Interest
Dividends                                                 859,012        223,793        211,380            106,678
                                                -----------------  -------------   ------------     --------------
                                                        1,142,904      1,084,658        472,368           (699,605)
                                                -----------------  -------------   ------------     --------------
Contributions:

   Employer                                               253,792        188,304         94,313            152,889
   Employee                                               571,930        414,574        223,042            350,260
   Rollover                                                23,414         30,705          1,677              2,362
                                                -----------------  -------------   ------------     --------------
                                                          849,136        633,583        319,032            505,511
                                                -----------------  -------------   ------------     --------------

Total Additions                                         1,992,040      1,718,241        791,400           (194,094)

Deductions from assets attributed to:
  Benefits Paid to Participants                          (924,792)      (446,033)      (283,003)          (439,028)
                                                -----------------  -------------   ------------     --------------
Net increase (decrease) prior to
    interfund transfers                                 1,067,248      1,272,208        508,397           (633,122)

Interfund transfers                                       807,832      2,072,640       (318,615)        (1,232,527)
                                                -----------------  -------------   ------------     --------------

Net (decrease) increase in net assets
   available for Plan benefits                          1,875,080      3,344,848        189,782         (1,865,649)

Net assets available for Plan benefits:
  Beginning of year                                     7,800,128      3,714,706      3,333,459          5,784,949
                                                =================  =============   ============     ==============
  End of year                                       $   9,675,208  $   7,059,554   $  3,523,241     $    3,919,300
                                                =================  =============   ============     ==============


                                                      Avis
                                                      Stock
                                                      Fund          Portfolio A    Portfolio B       Portfolio C
                                                 ----------------  -------------   ------------     --------------
Net appreciation (depreciation) in fair
   value of investments                            $      315,790  $        (359)  $       (243)    $       31,078
Interest                                                                   4,623         13,553             20,637
Dividends                                                                  5,411         21,265             81,818
                                                 ----------------  -------------    -----------     --------------
                                                          315,790          9,675         34,575            133,533
                                                 ----------------  -------------   ------------     --------------
Contributions:

   Employer                                                 8,819          8,511         22,052             73,352
   Employee                                                19,033         14,411         38,949            149,685
   Rollover                                                 1,760             57            889                 57
                                                 ----------------  -------------   ------------     --------------
                                                           29,612         22,979         61,890            223,094
                                                 ----------------  -------------   ------------     --------------

Total Additions                                           345,402         32,654         96,465            356,627

Deductions from assets attributed to:
  Benefits Paid to Participants                           (22,422)       (56,230)       (24,457)          (499,000)
                                                 ----------------  -------------   ------------     --------------
Net increase (decrease) prior to
    interfund transfers                                   322,980        (23,576)        72,008           (142,373)

Interfund transfers                                       537,300         41,702        (73,180)           270,287
                                                 ----------------  -------------   ------------     --------------

Net (decrease) increase in net assets
   available for Plan benefits                            860,280         18,126         (1,172)           127,914

Net assets available for Plan benefits:
  Beginning of year                                                       55,666        291,827          1,095,005
                                                 ================  =============   ============     ==============
  End of year                                      $      860,280  $      73,792   $    290,655     $    1,222,919
                                                 ================  =============   ============     ==============



                                                                                     Loans             Cash and
                                                                                      to                 Cash
                                                   Portfolio D      Portfolio E    Participants       Equivalents        Total
                                                 ----------------  -------------   ------------     --------------   ----------
Net appreciation (depreciation) in fair
   value of investments                          $         40,751  $      25,695                                     $ 7,914,666
Interest                                                    7,038          6,099                                       4,332,306
Dividends                                                  60,435        101,080                                       4,491,473
                                                 ----------------  -------------   ------------     --------------   -----------
                                                          108,224        132,874              0                  0    16,738,445
                                                 ----------------  -------------   ------------     --------------   -----------
Contributions:

   Employer                                                57,504         89,511                                       3,992,634
   Employee                                               112,171        178,932                                       6,216,892
   Rollover                                                   681          2,868                                         468,922
                                                 ----------------  -------------   ------------     --------------   -----------
                                                          170,356        271,311              0                  0    10,678,448
                                                 ----------------  -------------   ------------     --------------   -----------

Total Additions                                           278,580        404,185              0                  0    27,416,893

Deductions from assets attributed to:
  Benefits Paid to Participants                          (152,458)      (115,554)       668,800            193,623   (13,477,883)
                                                 ----------------  -------------   ------------     --------------   -----------
Net increase (decrease) prior to
    interfund transfers                                   126,122        288,631        668,800            193,623    13,939,010

Interfund transfers                                       113,896         79,887                           173,697
                                                 ----------------  -------------   ------------     --------------   -----------

Net (decrease) increase in net assets
   available for Plan benefits                            240,018        368,518        668,800            367,320    13,939,010

Net assets available for Plan benefits:
  Beginning of year                                       776,314      1,365,992      6,468,624            521,836   148,738,167
                                                 ================  =============   ============     ==============   ===========
  End of year                                    $      1,016,332  $   1,734,510   $  7,137,424     $      889,156  $162,677,177
                                                 ================  =============   ============     ==============   ===========




See accompanying notes to the financial statements.

                     AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
                        NOTES TO THE FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                           AND AS OF DECEMBER 31, 1997

Note 1 - Description of the Plan
---------------------------------------------------------------

The following description of the Avis Voluntary Investment Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution pension plan sponsored by Avis Rent A Car System, Inc. (the "Company"). The Company is a wholly-owned subsidiary of Avis Rent A Car, Inc. (see Note 8). The Plan administrator is the Administrative Committee of the Avis Voluntary Investment Savings Plan. Prior to January 1, 1998, the Plan trustee was NationsBank of Georgia, N.A. On January 1, 1998, the Plan trustee was changed to the Bankers Trust Company. NationsBank of Georgia, N.A and Bankers Trust Company are collectively referred to as the "Trustee". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
Each employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union employee, (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during a twelve consecutive month period).

Contributions
Participants may elect to defer on a pre-tax basis from 1% to 16% of specified compensation under a "qualified cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code, subject to certain limitations, in 1% increments. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law.

The Company contributes to the Plan with respect to each participating employee an amount equal to the sum of 50% of the first 4% of the participant's compensation that is contributed to the Plan. Effective January 1, 1999, the employer matching contribution will increase to 50% of the first 6% of the participant's compensation that is contributed to the Plan. For those participants not eligible to participate in the Company's defined benefit pension plans, the Company contributes an additional amount equal to 2% of the participant's annual compensation, increasing to 3% effective January 1, 1999.

Investments
Participants in the Plan have the option of investing their account balance and the additional 2% contribution by the Company (where applicable) in a Fixed Income Fund (includes guaranteed income contracts and investments backed by the U.S. Government, as well as other high-quality fixed income securities), Fidelity Equity Income Fund, Fidelity Magellan Fund, Bond Fund of America, Putnam Growth & Income Fund, Putnam New Opportunities Fund, American Europacific Growth Fund, Heartland Value Fund, the Avis Stock Fund or five individual portfolios of various combinations of investments in the foregoing investments.

Fund Reallocations
Participants can reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and includes both employee and employer contributions. Only one reallocation is allowed each day.

Vesting
Participants are fully vested at all times with respect to their contributions to the Plan. Participants are fully vested with respect to Company contributions upon completion of 5 years of service. With respect to the additional 2% contributed by the Company (where applicable), participants are fully vested up to a maximum of $400 in any plan year. Participants are fully vested in the remainder of the Company's contribution upon completion of five years of service.

Participant Accounts
Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and the Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Distributions to Participants
Distribution of the participant's account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Loans are permitted under the Plan, with certain limitations.

Plan Termination
Although the Company has not expressed any intention to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In such event, assets will be distributed in accordance with the Plan agreement and the regulations set forth under ERISA.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation
Investments in guaranteed income contracts are stated at contract value representing amounts contributed plus interest at contract value, less funds withdrawn, because such contracts are fully benefit responsive, as defined in the AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." For the year ended December 31, 1998, the average yield on the aggregate guaranteed income contracts was 7.42%. The crediting interest rate as of December 31, 1998 and 1997 on the guaranteed income contracts ranged from 5.73% to 7.80% and to 5.73% and 7.80%, respectively.

Investments in mutual funds are carried at fair value. The fair value of the Plan's interest in the Avis Rent A Car, Inc. Voluntary Savings Plan Combined Fund (the "Combined Fund") is based on the Plan's interest at the beginning of the year plus actual contributions and allocated investment income less actual distributions (see Note 3). Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses
Investment advisory, trustee and other fees and expenses relating to the administration of the Plan are paid by the Company and are not included in the Plan's financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amount of assets available for plan benefits at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the period. In the opinion of the Plan's management, actual results are not expected to vary materially from the estimates and assumptions used in preparing these financial statements.

Note 3 - Interest in the Avis Rent A Car, Inc. Voluntary Savings Plan (the "Combined Fund")
---------------------------------------------------------------------

The Plan has an agreement with the Trustee, whereby substantially all of the assets of the Plan are held in the Combined Fund on behalf of the Avis Voluntary Investment Savings Plan and the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees. The assets are maintained in a commingled account by the Trustee and are not separately identified as to ownership. The Plan's beneficial interest in the combined investments of the Combined Fund is determined on the basis of the initial asset contribution to the Combined Fund, adjusted for subsequent contributions, distributions, allocated income, and realized and unrealized gains and losses. Allocations of investment income and net appreciation (depreciation) in the fair value of investments (both realized and unrealized) are determined on the basis of proportionate share in the Combined Fund assets stated at contract and market value. At December 31, 1998, the Plan's interest in the net assets of the Combined Fund was approximately 90%.

The following table presents the cost and fair value/contract value of investments held by the Combined Fund at December 31, 1998 (after allocation of the individual portfolios to the respective investments):


                                                               Cost                  Fair/Contract Value
Guaranteed Income Contracts                              $   63,882,895                 $  63,882,895
BT Pyramid Government Securities Cash Fund                    4,040,432                     4,040,432
SEI Stable Asset Fund #354                                   12,007,952                    12,007,952
Fidelity Equity Income Fund                                  20,950,695                    23,217,196
Fidelity Magellan Fund                                       25,643,145                    32,978,098
Bond Fund of America                                          3,605,817                     3,734,287
Putnam Growth & Income Fund                                  10,650,270                    11,954,744
Putnam New Opportunities Fund                                 7,452,139                     8,789,255
American Europacific Growth Fund                              4,562,035                     5,076,668
Heartland Value Fund                                          5,426,140                     4,853,744
Avis Stock Fund                                                 654,616                       903,732
Loans to participants                                         9,152,515                     9,152,515
                                                        ---------------                --------------

Total Combined Fund amounts                               $ 168,028,651                 $ 180,591,518
                                                        ===============                ==============

The following table presents the cost and fair value/contract value of investments held by the Combined Fund at December 31, 1997 (after allocation of the individual portfolios to the respective investments):


                                                              Cost                    Fair/Contract Value
Guaranteed Income Contracts                              $   63,057,745                 $  63,057,745
NationsBank Treasury Reserve Capital Class                    7,607,116                     7,607,116
SEI Stable Asset Fund #354                                   18,473,264                    18,473,264
Fidelity Equity Income Fund                                  14,857,305                    18,572,252
Fidelity Magellan Fund                                       17,812,720                    21,583,216
Bond Fund of America                                          2,680,485                     2,698,529
Putnam Growth & Income Fund                                   9,689,036                     9,381,328
Putnam New Opportunities Fund                                 4,424,925                     4,802,105
American Europacific Growth Fund                              4,856,617                     4,536,283
Heartland Value Fund                                          7,303,213                     6,750,923
Loans to participants                                         7,851,889                     7,851,889
                                                        ---------------                --------------

Total Combined Fund amounts                               $ 158,614,315                 $ 165,314,650
                                                        ===============                ==============


Investment income for the Combined Fund for the year ended December 31, 1998 is as follows:

Investment Income:
Net appreciation in fair value of investments                   $     8,371,717
Interest and dividend income                                         10,166,032
                                                                ---------------
   Total                                                        $    18,537,749
                                                                ===============


Note 4 - Investment in the Fixed Income Fund
-------------------------------------------------------------

At December 31, 1998 and 1997, the Plan's investment in the Fixed Income Fund was $69,160,256 and $76,731,027, respectively. The allocation between the guaranteed income contracts, BT Pyramid Government Securities Cash Fund and the SEI Stable Asset Fund #354 is based on the Plan's proportionate share of the Fixed Income Fund investment in the Combined Fund at December 31, 1998 and 1997, respectively. The Plan's interest in the Fixed Income Fund of the Combined Fund at December 31, 1998 and 1997 was approximately 87% and 86%, respectively.

The following presents the cost and fair value/contract value held by the Combined Fund at December 31, 1998:

                                                   Cost      Fair/Contract Value
Guaranteed Income Contracts (contract value)   $63,882,895         $63,882,895
BT Pyramid Government Securities Cash Fund       4,040,432           4,040,432
SEI Stable Asset Fund #354 (fair value)         12,007,952          12,007,952
                                                ----------          ----------
   Total Fixed Income Fund Amounts             $79,931,279         $79,931,279
                                               ===========         ===========

The following presents the cost and fair value/contract value held by the Combined Fund at December 31, 1997:

                                                  Cost       Fair/Contract Value
Guaranteed Income Contracts (contract value)   $63,057,745         $63,057,745
NationsBank Treasury Reserve Capital Class
 (fair value)                                    7,607,116           7,607,116
SEI Stable Asset Fund #354 (fair value)         18,473,264          18,473,264
                                                ----------          ----------
   Total Fixed Income Fund Amounts             $89,138,125         $89,138,125
                                               ===========         ===========

Note 5 - Investments
--------------------
This information, as of December 31, 1998 and 1997, and for the periods then ended, was obtained from the Combined Funds (see Note 3).

The following is a summary of reclasses made in the preparation of the statement of assets available for Plan Benefits as of December 31, 1998:


                                                    Fidelity                                 Putnam       Putnam          American
                                         Fixed       Equity     Fidelity       Bond Fund     Growth &       New         Europacific
                                         Income     Income      Magellan          of         Income     Opportunities     Growth
                                         Fund       Fund         Fund          America       Fund            Fund          Fund
                                     -----------   -----------  ----------   ------------  -----------  -------------  -------------
Guaranteed Income Contracts          $ 54,673,039
BT Pyramid Government
  Securities Cash Fund                  3,454,291
SEI Stable Asset Fund #354             10,276,792
Fidelity Equity Income Fund                        $22,057,477
Fidelity Magellan Fund                                          $31,401,689
Bond Fund of America                                                          $2,655,384
Putnam Growth & Income Fund                                                                $ 9,675,208
Putnam New Opportunities Fund                                                                           $   7,059,554
American Europacific Growth Fund                                                                                       $   3,523,241
Heartland Value Fund
Avis Stock Fund
Portfolio A                                72,992                                 43,431        22,751                         7,610
Portfolio B                               190,394                                117,658        75,915         27,819         50,414
Portfolio C                               296,419                                291,906       317,247        177,578        317,080
Portfolio D                               107,207                                106,635       292,810        195,334        289,624
Portfolio E                                89,122                                 88,010       474,312        416,555        468,478
Loans to Participants
Cash and Cash Equivalents
                                     ------------  -----------  -----------  -----------   -----------  -------------  -------------
Total                                $ 69,160,256  $22,057,477  $31,401,689   $3,303,024   $10,858,243  $   7,876,840  $   4,656,447
                                     ============  ===========  ===========  ===========   ===========  =============  =============

                                                                                                                        Amount per
                                                                                                                       Statement of
                                      Heartland       Avis       Cash and       Loans                                   Net Assets
                                       Growth         Val          Cash          to                                    Available for
                                        Fund          Fund      Equivalents  Participants     Total       Reclasses    Plan Benefits
                                     ------------  -----------  -----------  ------------  -----------  -------------  -------------
Guaranteed Income Contracts                                                               $ 54,673,039  $     604,129  $  55,277,168
BT Pyramid Government
  Securities Cash Fund                                                                       3,454,291         38,448      3,492,739
SEI Stable Asset Fund #354                                                                  10,276,792        113,557     10,390,349
Fidelity Equity Income Fund                                                                 22,057,477                    22,057,477
Fidelity Magellan Fund                                                                      31,401,689                    31,401,689
Bond Fund of America                                                                         2,655,384                     2,655,384
Putnam Growth & Income Fund                                                                  9,675,208                     9,675,208
Putnam New Opportunities Fund                                                                7,059,554                     7,059,554
American Europacific Growth Fund                                                             3,523,241                     3,523,241
Heartland Value Fund                 $  3,919,300                                            3,919,300                     3,919,300
Avis Stock Fund                                    $   860,280                                 860,280                       860,280
Portfolio A                                                                                    146,784        (72,992)        73,792
Portfolio B                                18,849                                              481,049       (190,394)       290,655
Portfolio C                               119,108                                            1,519,338       (296,419)     1,222,919
Portfolio D                               131,929                                            1,123,539       (107,207)     1,016,332
Portfolio E                               287,155                                            1,823,632        (89,122)     1,734,510
Loans to Participants                                                        $ 7,137,424     7,137,424                     7,137,424
Cash and Cash Equivalents                                       $   889,156                    889,156                       889,156
                                     ------------  -----------  -----------  ------------ ------------  -------------  -------------
Total                                $  4,476,341  $  860,280   $   889,156  $ 7,137,424  $162,677,177  $          0   $ 162,677,177
                                     ============  ===========  ===========  ============ ============  =============  =============

The following is a summary of reclasses made in the preparation of the Statement of Assets Available for Plan Benefits as of December 31, 1997:

                                                    Fidelity                                 Putnam        Putnam        American
                                       Fixed         Equity      Fidelity     Bond Fund      Growth &       New         Europacific
                                       Income        Income      Magellan        of           Income    Opportunities     Growth
                                       Fund           Fund         Fund       America          Fund         Fund          Fund
                                     ------------  -----------  ----------   ------------  -----------  -------------  -------------
Guaranteed Income Contracts          $ 53,799,612
NationsBank Treausry Reserves
    Capital Class                       6,490,289
SEI Stable Asset Fund #354             15,767,688
Fidelity Equity Income Fund                        $ 17,945,052
Fidelity Magellan Fund                                          $20,977,997
Bond Fund of America                                                         $  1,875,585
Putnam Growth & Income Fund                                                                $ 7,800,128
Putnam New Opportunities Fund                                                                           $   3,714,706
American Europacific Growth Fund                                                                                       $   3,333,459
Portfolio A                                55,123                                  33,238       16,875                         5,553
Portfolio B                               192,658                                 120,771       73,136         25,252         48,362
Portfolio C                               270,083                                 270,999      273,814        142,404        271,329
Portfolio D                                84,912                                  85,194      215,081        134,127        213,279
Portfolio E                                70,662                                  70,889      357,801        297,138        354,805
Loans to Participants
Cash and Cash Equivalents
                                     ------------  -----------  -----------  ------------  -----------  -------------  -------------
Total                                $ 76,731,027  $17,945,052  $20,977,997  $  2,456,676  $ 8,736,835  $   4,313,627  $   4,226,787
                                     ============  ===========  ===========  ============  ===========  =============  =============



                                                                                                           Amount per
                                                                                                          Statement of
                                      Heartland     Cash and       Loans                                   Net Assets
                                       Growth         Cash          to                                    Available for
                                        Fund       Equivalents  Participants     Total       Reclasses    Plan Benefits
                                     ------------  -----------  ------------  -----------  -----------  ---------------
Guaranteed Income Contracts                                                  $ 53,799,612  $   481,152  $    54,280,764
NatonsBank Treasury Reserves
  Capital Class                                                                 6,490,289       57,996        6,548,285
SEI Stable Asset Fund #354                                                     15,767,688      134,290       15,901,978
Fidelity Equity Income Fund                                                    17,945,052                    17,945,052
Fidelity Magellan Fund                                                         20,977,997                    20,977,997
Bond Fund of America                                                            1,875,585                     1,875,585
Putnam Growth & Income Fund                                                     7,800,128                     7,800,128
Putnam New Opportunities Fund                                                   3,714,706                     3,714,706
American Europacific Growth Fund                                                3,333,459                     3,333,459
Heartland Value Fund                 $  5,784,949                               5,784,949                     5,784,949
Portfolio A                                                                       110,789      (55,123)          55,666
Portfolio B                                24,306                                 484,485     (192,658)         291,827
Portfolio C                               136,459                               1,365,088     (270,083)       1,095,005
Portfolio D                               128,633                                 861,226      (84,912)         776,314
Portfolio E                               285,359                               1,436,654      (70,662)       1,365,992
Loans to Participants                                           $ 6,468,624     6,468,624                     6,468,624
Cash and Cash Equivalents                          $   521,836                    521,836                       521,836
                                     ------------  -----------  -----------  ------------ ------------  ---------------
Total                                $  6,359,706  $   521,836  $ 6,468,624  $148,738,167 $          0  $   148,738,167
                                     ============  ===========  ===========  ============ ============  ===============


Note 6 - Tax Status of the Plan
-------------------------------------------------------------

The Plan is intended to be qualified under ss.401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under ss.501(a) of the Code. The Plan received a favorable IRS determination letter dated June 29, 1995. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

Note 7- Investments
------------------------------------------

The following table presents the current value of the Plan's investments, which represent 5% or more of the Plan's net assets at December 31, 1998 and 1997, respectively.



                                                                                         December 31,
                                                                              ----------------------------------------
                                                                                  1998                     1997
                                                                              -------------             --------------
Investment in Guaranteed Income Contracts at contract value:
     Guaranteed Income Contracts                                           $  55,277,168             $   54,280,764
Investments at fair value:
     SEI Stable Asset Fund #354                                               10,390,349                 15,901,978
     Fidelity Equity Income Fund                                              22,057,477                 17,945,052
       Fidelity Magellan Fund                                                 31,401,689                 20,977,997
     Putnam Growth & Income Fund                                               9,675,208                  7,800,128
     Loans to participants                                                     7,137,424                  6,468,624
                                                                           -------------             --------------
Total investments exceeding 5% of the
     Plan's assets                                                         $ 135,939,315              $ 123,374,543
                                                                           =============              =============


During 1998, the Plan's investments (including realized gains and losses on investments sold) had net appreciation/(depreciation) of $7,914,666 as follows:

                                                                         1998
Fidelity Equity Income Fund                                         $ 1,029,890
Fidelity Magellan Fund                                                5,947,039
Bond Fund of America                                                    (74,437)
Putnam Growth & Income Fund                                             283,892
Putnam New Opportunities Fund                                           860,865
American Europacific Growth Fund                                        260,988
Heartland Value Fund                                                   (806,283)
Avis Stock Fund                                                         315,790
Portfolio A                                                                (359)
Portfolio B                                                                (243)
Portfolio C                                                              31,078
Portfolio D                                                              40,751
Portfolio E                                                              25,695
                                                                    -----------
                                                                     $7,914,666
                                                                    ===========

The investment options available to participants as of December 31, 1998 consist of the following:

a)   Fixed  Income  Fund  - The  fund  invests  in a  diversified  portfolio  of
     high-quality,   fixed  income  investments  offering  price  stability  and liquidity.

b) Fidelity Equity Income Fund - The fund normally invests at least 65% of its assets in income-producing equity securities that have demonstrated a yield higher than the composite yield on the stock in the S&P 500 index. It may also invest in debt obligations.

c) Fidelity Magellan Fund - The fund invests primarily in the common stocks and convertible securities of domestic corporations operating primarily in the United States, domestic corporations that have significant activities and interests outside the United States and foreign companies, with up to 20% of its assets invested in debt securities of all types and qualities.

d) Bond Fund of America - The fund invests primarily in a diversified portfolio consisting primarily of marketable fixed-income debt securities, government obligations and money market instruments.

e) Putnam Growth & Income Fund - The fund invests primarily in common stocks issued by well-established companies with a steady history of profits and attractive price/earnings ratios. It may invest up to 20% of assets in foreign securities.

f) Putnam New Opportunities Fund - The fund invests primarily in common stock of companies in sectors of the economy believed to possess above-average long-term growth potential including personal communications, environmental services, media/entertainment, medical technology/medical cost containment, applied advanced technology, personal financial services, restaurants and retail. Up to 20% of its assets may be invested in foreign issues.

g) American EuroPacific Growth Fund - The fund normally invests at least 65% of its assets in equity securities of insurers domiciled in Europe or the Pacific Basin.

h) Heartland Value Fund - The fund normally invests at least 65% of its assets in equities of companies with market capitalizations of less than $300 million.

i) Avis Stock Fund - This fund invests in the sponsor's (Avis Rent A Car, Inc.) common stock which is an equity security publicly traded on the New York Stock Exchange under the symbol "AVI".

j) Portfolio A - This portfolio will generally invest 50% of its assets in fixed income, 30% in bonds, 15% in stock of large domestic companies and 5% in stock of foreign companies.

k) Portfolio B - This portfolio will generally invest 40% of its assets in fixed income, 25% in bonds, 15% in stock of large domestic companies, 10% in stock of foreign companies and 10% in stock of aggressive growth and small domestic companies.

l) Portfolio C - This portfolio will generally invest 20% of its assets in fixed income, 20% in bonds, 20% in stock of large domestic companies, 20% in stock of foreign companies and 20% in stock of aggressive growth and small domestic companies.

m) Portfolio D - This portfolio will generally invest 30% of its assets in aggressive growth and small domestic companies, 25% in stock of large domestic companies, 25% in stock of foreign companies, 10% in bonds and 10% in fixed income.

n) Portfolio E - This portfolio will generally invest 40% of its assets in stock of aggressive growth and small domestic companies, 25% in stock of large domestic companies, 25% in stock of foreign companies, 5% in bonds and 5% in fixed income.

Note 8 - Significant Transactions
As of December 31, 1997, WizCom and Preferred Holdiays employees terminated participation in the Plan, as these entities are no longer owned by the Company. Participant balances totaling $24.4 million were transferred out of the Plan.

On January 1, 1998, the 401(k) Savings Plan for employees of the First Gray Line Corporation (the "First Gray Line Plan") was merged with and into the Plan and, on that date, the former participants of the First Gray Line became participants of the Plan.

On July 23, 1998, the Company's parent company, Avis Rent A Car, Inc., filed an S-8 with the Securities and Exchange Commission, to register 2,000,000 shares of Avis Rent A Car, Inc. Class A Common Stock of the Plan. The effect of this registration was to provide an additional investment fund option, the Avis Stock Fund, which invests in shares of Avis Rent A Car, Inc.

On September 21, 1998, the Plan Sponsor amended the Plan, effective January 1, 1999. The effect of the amendment was (1) to change the Company's contribution to the Plan with respect to each participant, to an amount equal to the sum of 50% of the first 6% of the participants compensation that is contributed to the Plan , and (2) to increase the Company's additional contribution from 2% of each participant's compensation to 3% of each participant's compensation.

Note 9 - Subsequent Events
On March 19, 1999, the Company purchased the common stock and franchise rights of Rent A Car Company, Incorporated, of Richmond, Virginia for $10.2 million. Cost in excess of the fair value of net assets acquired at March 19, 1999, is approximately $7.6 million. The Company financed this transaction through internally generated funds.

From January 1, 1999 through March 10, 1999, the Company under its Common Stock Repurchase Program, purchased 2,013,100 shares of common stock at an aggregate cost of $48.0 million including 1.3 million shares, which were repurchased from Cendant at a cost of $31.5 million. As of March 10, 1999, under the Company's Stock Repurchase Program, the Company has cumulatively repurchased 4,685,800 common shares at an average cost of approximately $21 per share.

On May 13, 1999, Avis agreed to acquire Motorent, Inc. ("Motorent"). Motorent is a 47-year Avis franchisee operating at the airports in Knoxville, Memphis, Nashville and Chattanooga, Tennessee, and is the largest Avis System franchisee in North America, (excluding the Company). The Motorent acquisition is scheduled to close on or about June 30, 1999.

On May 24, 1999, the Company entered into an agreement with Cendant to purchase the vehicle management and fuel card businesses of Cendant for approximately $1.8 billion plus expenses of approximately $100 million and refinancing of approximately $3.6 billion of indebtedness. The Company expects to finance the acquisition through the issuance of $362 million of Preferred Stock, $550 million of Senior Subordinated Notes and the remainder through secured and unsecured borrowings.

                             SIGNATURES





The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Avis Rent A Car, Inc.
                                              Voluntary Investment Savings Plan




                                              By:   /s/  Kevin M. Sheehan
                                                --------------------------------
                                                Executive Vice Prresident and
                                                Chief Financial Officer



Date
June 22, 1999


                                                                     SCHEDULE I

                     AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998


                                          Principal
                                          amount/                                      Market/
                                        units/shares*            Cost             contract value **

Guaranteed Income Contracts                55,277,168           $55,277,168        $55,277,168

BT Pyramid Government Securities
    Cash Fund                               3,492,741             3,517,984          3,492,739

SEI Stable Asset Fund #354                 10,390,349            10,390,349         10,390,349

Fidelity Equity Income Fund                   397,074            19,904,187         22,057,477

Fidelity Magellan Fund                        259,905            24,417,351         31,401,689

Bond Fund of America                          242,691             3,234,360          3,303,024

Putnam Growth & Income Fund                   529,928             9,673,406         10,858,243

Putnam New Opportunities Fund                 134,808             6,678,519          7,876,840

American Europacific Growth Fund              163,960             4,184,412          4,656,447

Heartland Value Fund                          152,808             5,004,230          4,476,341

Avis Stock Fund                                35,566               623,143            860,280

Loans to participants                       7,795,129             7,137,424          7,137,424
                                                             --------------     --------------
                                                             $  150,042,533     $  161,788,021
                                                             ==============     ==============


* The principal amount/units/shares and cost was calculated on a pro-rata basis, based on the Combined Fund.

** After allocation of the individual portfolios to the respective investments.

                                                                     SCHEDULE II
                     AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998





 Transactions in excess of five percent of fair value of plan assets at December 31, 1997


                                                   Aggregate        Aggregate     Aggregate       Net
                                No. of    No. of    value of         cost           value         (loss)
     Description of asset       purchase  of sale  purchase         of sales       of sale        or gain

BT Pyramid Government
     Securities Cash Fund           314     338   $82,369,624     $77,413,170     $77,413,170

SEI Stable Asset Fund #354           18      16    17,231,525      23,700,000       23,700,00

Fidelity Equity Income Fund         128     127     8,268,608       4,699,789       5,511,062     $  811,273

Fidelity Magellan Fund              147     106    10,661,482       5,276,601       6,279,784      1,003,183

Guaranteed Income Contracts          51     118     9,807,665       8,803,998       8,803,998




The reportable transactions as disclosed above, are based on the movement in the Combined Fund.